

August 9, 2011

<u>Via E-mail</u>
Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

> **Re: Royal Bank of Canada**
> **Form 40-F for the Fiscal Year Ended October 31, 2010**
> **Filed December 3, 2010**
> **Form 40-F/A for the Fiscal Year Ended October 31, 2010**
> **Filed December 3, 2010**
> **Form 6-K**
> **Filed May 27, 2011**
> **File No. 001-13928**

Dear Mr. Nixon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 40-F/A for the Fiscal Year Ended October 31, 2011</u>
<u>Exhibit 2 – Financial Review</u>
<u>Overview – 2010 vs. 2009, page 9</u>

1.   You disclose here that your net income of $C5.2 billion for the year ended October 31, 2010 was up C$1.365 million from the prior year. You also disclose the amounts by

which the goodwill impairment charges and the sale of Liberty Life affected your net income. Your disclosure mentions several other factors that affected net income without quantifying them, some of which were quantitatively more significant than the goodwill impairment charges or loss on sale of Liberty Life. In particular we note that the provision for credit losses decreased by C$1.6 billion in the year ended October 31, 2010 compared to the year ended October 31, 2009. In your future filings, please revise to quantify the factors cited for the changes in net income between the periods presented.

Financial Performance, page 14

2.   We note your disclosures throughout the filing that a large driver in the revenue and average assets increase in FY2010 was the volume growth in the home equity loan and lines of credit portfolio. Please address the following in your response and consider revising your future filings to address the following or tell us why you believe such disclosure is not warranted:

- Tell us the amount of home equity loans you held as of the dates presented on your balance sheet and the loan portfolio (i.e. residential mortgages, personal, etc.) where these loans are included. Please provide us with a table that separately quantifies the following:

  o Home equity lines versus fixed home equity loans;
  o Within your aggregate home equity loans including your home equity lines, the amount of first liens versus second liens; and
  o Canadian versus U.S. versus all other home equity loans and lines;
  o Second liens where you hold the first lien versus second liens where you service the first lien versus second liens where you do not hold or service the first lien.

- When adopting ASU 2010-20 in your interim financial statements for 2011, tell us how you considered whether home equity loans represented a separate class or segment of loans.

- Tell us how the mortgage guarantees by the Canadian government function in relation to your Canadian home equity loans and lines, and discuss the relative credit risk on these loans.

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Annual Information Form, Executive Officers, page 18

3. In future filings, please consider providing greater detail regarding the background of your executive officers similar to that which is described in Item 401(e) of Regulation S-K.

Management's Discussion and Analysis, Capital Market Sales and Trading, page 28

4. We note your disclosure that the Wall Street Reform and Consumer Protection Act will impose new limits on the ability of banking groups to invest their own money in, and manage, "proprietary trading" and private funds activities.

- Please revise your discussion to quantify your proprietary trading revenues to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and more clearly understand the impact these limitations on proprietary trading activities are expected to have on your business going forward.

- Please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

- Also, identify aspects of your business that are similar to but excluded from your definition of "proprietary trading" for these purposes. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

- Clearly disclose how you define "hedge fund" and "private equity fund" as well as "sponsorship" and "investing" for the purpose of determining the limitations on your activities in these respective areas.

- Identify the business units that sponsor or invest in private equity or hedge funds. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues, operating margins, total assets, and total liabilities associated with your sponsorship and investments in private equity and hedge funds. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Off-balance sheet arrangements, page 33
Securitization activities during 2010, page 34

5. We note your disclosure on page 34 that during the fiscal year you securitized C$17.7 billion of residential mortgages of which C$6.0 billion were sold and the remaining C$11.7 billion were retained. In addition, we note your table of securitization activity for 2010 on page 101 and that you securitized and sold C$6.5 billion and C$0.8 billion of Canadian and U.S. residential mortgage loans. Please reconcile for us the difference in the amount of residential mortgages securitized and sold. Further, please tell us where the retained interests of C$11.7 billion are reflected in the table on page 101.

Overview of Other Risks, page 48

6. The risk factors you have included are vague and apply to all registrants in your industry. Please provide a proposed risk factor section to be included in future filings that discusses the factors that may make an investment in Royal Bank of Canada risky or speculative. Your risk factor discussions should include sufficient detail about your financial condition and operations to allow investors to understand the magnitude of the risk and potential consequences.

    For example, rather than a general discussion that laws may change and regulations and regulatory policy are subject to changing interpretations, please include a discussion of anticipated changes in regulatory policy, proposed regulations, and/or interpretations that are subject to challenge and how changes may affect your operations and financial condition. The discussion should be quantified to the extent possible.

Consolidated Financial Statements, page 76
Notes to the Consolidated Financial Statements, page 80
Note 2 Fair value of financial instruments, page 85

7.   We note your disclosure on page 94 that during fiscal year 2010 you revisited the scope
        and methodologies for calculating the reasonably possible alternative assumptions used in
        your positive and negative fair value movement of level 3 financial instruments table.
        Please tell us and revise to more clearly disclose the changes you made to your approach
        for reasonably possible alternative assumptions during fiscal year 2010.

Note 4 Loans, page 98

8.   We note from your allowance for loan losses and impaired loans table on page 99 that
        you wrote-off loans only to the specific allowance and none to the general allowance
        though you record a provision for credit losses to the both. In addition, we note your
        disclosure on page 82 that once payments are 90 days past due, except for credit card
        balances and loans guaranteed or insured by the Canadian government or a Canadian
        government agency, a loan is classified as impaired. In an effort to provide clear and
        transparent disclosures, please tell us and revise future filings to discuss in detail the
        relationship between the specific and general allowance and why there were no write-offs
        to the general allowance in the past two fiscal years. In particular, please address how the
        impaired loan policy affects your specific allowance. Specifically address the fact that all
        write-offs of credit cards are against the specific allowance even though you also disclose
        that no specific allowance is maintained for credit cards loans as you maintain only a
        general allowance for credit card loans.

Note 5 Securitizations, page 100

9.   We note here that you securitize insured Canadian residential mortgage loans through the
        creation of MBS pools under the NHA MBS program. Also, we note that the issued
        securities are guaranteed by the Canadian government. Please address the following:

        •   For your residential mortgage loans, tell us and revise your future filings to disclose
            whether you or the borrower is required to obtain mortgage loan insurance. If the
            response depends on the terms of the loan then clearly state this and discuss the key
            terms, like loan to value ratio that drive whether mortgage insurance is required.

        •   Explain to us the insurance claims process for both your residential mortgage loans
            held and those securitized under the NHA MBS program. In addition, tell us and
            revise to disclose in future filings where applicable if any of the mortgage insurance
            policies provide less than 100% protection against credit losses.

        •   Tell us and revise to disclose in future filings if as an issuer and servicer if you have
            had to make up any shortfall in the amount collected from the mortgagor and if so,
            are these amounts fully reimbursed by the government or government agency that
            guarantees the securities or the insurer of the mortgage loan.

- Tell us and disclose in future filings if you have incurred losses on the residential mortgage loans securitized due to legal action on the default of the mortgage and the amount of losses incurred in year ended October 31, 2010.

Note 23 Income taxes, page 122

10. We note your disclosure on page 122 that you believe it is more likely than not that the future income tax assets will be realized. In addition, we note your valuation allowance increased from C$87 million to C$130 million at October 31, 2010. Please tell us and revise your future filings to more clearly discuss the reasons for the increase in the valuation allowance and reconcile such disclosures with your disclosure that you concluded that the future income tax assets were realizable. In addition, provide us with and consider disclosing in future filings a breakdown of your loss carryforwards by the country that the loss relates to and the year the carryforward expires. Tell us the extent to which your valuation allowance differs under U.S. GAAP compared to Canadian GAAP.

Note 25 Guarantees, commitments and contingencies, page 123
Mortgage loans sold with recourse, page 124

11. We note your disclosure on page 124 that you have sold mortgage loans with recourse and that you may be required to repurchase U.S. originated mortgage loans sold to investors. Please address the following in your response and consider revising your future filings to address the following or tell us why you believe such disclosure is not warranted:

- Tells us the types of situations where you sell or securitize loans and provide recourse to the purchaser.

- Tell us whether recourse is provided in sales or securitizations where you also provide representation and warranty guarantees.

- Separately discuss and quantify your exposure from standard representations and warranties in your loan sales and securitizations.

- Tell us the typical time period that the recourse provisions last.

- Tell us your methodology used to estimate the reserves related to the recourse exposure, if applicable.

- We note your table on page 123 that indicates the carrying value of your reserves for recourse exposure was zero at October 31, 2010 and 2009. We also note that your maximum potential exposure decreased significantly from C$1.1 billion at October 31, 2009 to C$323 million at October 31, 2010. Please provide a rollforward of your

> reserves related to the recourse exposure for the periods presented and explain the reasons for the changes in your exposure and identify whether any amounts were paid out under these recourse obligations during the periods presented.
>
> - Provide a separate rollforward of your reserves related to standard representations and warranties in loan sales and securitizations.

12.   In addition, we note that one of the specific events that could trigger a loan repurchase from the investor under these recourse provisions was failure to obtain government or private insurance. We also note your disclosures elsewhere in your filings regarding your settlements with various mortgage insurers including MBIA. Please address the following in your response and consider revising your future filings to address the following or tell us why you believe such disclosure is not warranted:

> - Tell us the counterparties that require mortgage insurance (private investors versus Government Sponsored Entities) on loans sold and whether this is one of the standard representations and warranties included in these loan sales.
>
> - Provide us with a breakout of loan repurchases for fiscal year 2010 by condition(s) that triggered the repurchase.
>
> - Tell us how the investor becomes aware of the failure to obtain insurance on the loan and whether you have an obligation to report this information to the purchaser of the mortgage.
>
> - Tell us if these repurchases are due to mortgage insurance rescissions and your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles, page 131
Condensed Consolidated Statements of Income, page 132

13.   We note your $85 million adjustment to Canadian net income for the non-controlling interest in net income of subsidiaries. Also, we note your disclosure on page 147 that that you adopted the revisions to ASC 810 (SFAS 160) for non-controlling interests on November 1, 2009. Please tell us how you complied with the presentation guidance for net income attributable to non-controlling interests in ASC 810-10-50-1A. If you determine that you did not appropriately apply the guidance revise your presentation in future filings. For an example of the presentation refer to ASC 810-10-55-4G.

Disposition of Liberty Life, page 137

14.   We note your disclosure here and in Note 11 regarding your sale of Liberty Life to
        Athene Holding LTD. on October 22, 2010. Please address the following related to the
        sale:

    •   Tell us and revise your future filings to more clearly disclose whether you classified
        the assets and liabilities to be disposed of as part of the Liberty Life sale as 'held-for-
        sale' at October 31, 2010 for U.S. GAAP purposes. If you did not, please tell us how
        you considered the guidance in ASC 360-10-45-9 in your decision.

    •   Tell us how you considered the guidance in ASC 205-20-45 on discontinued
        operations in your reconciliation of Canadian GAAP to U.S. GAAP disclosures.

    •   Provide us with a table quantifying the assets and liabilities by financial statement
        line item that were part of the sale of Liberty Life and include their carrying value and
        fair value at October 31, 2010 and January 31, 2011.

Other-than-temporary impairment of securities, page 146

15.   Refer to footnote two of the other-than-temporary impairment losses (OTTI) table on
        page 146 and that the losses included in the table were incurred after May 1, 2009, the
        adoption date of ASC 320. In addition, we note that the total loss for debt securities
        recognized in income was C$156 million for 2010. Please tell us where the C$156
        million of credit-related impairment is reflected on the cumulative OTTI credit losses
        table on page 147.

Form 6-K Filed on May 27, 2011
Exhibit 99.2 Second Quarter 2011 Report To Shareholders
Interim Consolidated Financial Statements (unaudited)
Note 4: Allowance for loan losses and impaired loans, page 42

16.   Refer to your disclosure on page 43 that you have loans to sovereign entities in Ireland
        and Spain, but no exposure to sovereign entities in Portugal, Italy and Greece. Please tell
        us and revise your future filings to disclose the quantitative exposure (both direct and
        indirect) by country to financial institutions and corporations domiciled in those five
        countries. As such, please address the following:

    •   Present the gross exposure you have to each of these countries separately broken out
        between sovereign, corporate institutions, financial institutions, retail, small
        businesses, etc.;

- Discuss any hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

- Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

- Please clarify if you have any credit derivatives purchased or sold related to these countries, and if so, how that is included in your gross and net amounts of exposure.

Note 7 Significant acquisition and disposition, page 45

17.   We note your disclosure on page 45 that you acquired BlueBay Asset Management plc on December 17, 2010. In addition, we note that under U.S. GAAP acquisition-related costs are included in expenses whereas this might not be the same accounting treatment under Canadian GAAP. Please tell us if there were differences in the accounting for the BlueBay transaction under Canadian GAAP and U.S. GAAP. If so, revise your future filings to more clearly disclose those differences in your Canadian GAAP to U.S. GAAP reconciliation.

18.   We note your disclosure on page 45 that goodwill increased due to the BlueBay acquisition by C$1.2 billion. In addition, we note that overall goodwill declined from C$9.2 billion at January 31, 2011 to C$8.9 billion at April 30, 2011. Please explain the reason for the decline in goodwill during the second quarter notwithstanding the increase due to the BlueBay acquisition.

19.   In addition, we note that there are several factors that could trigger an interim goodwill impairment test for U.S. GAAP purposes that were present during the six months ended April 30, 2011. Some triggering events include a significant adverse change in legal factors or in the business climate, unanticipated competition, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. In light of your agreement to sell your U.S. banking operations in June of 2011, please tell us if you performed an interim impairment test during the first six months of fiscal year 2011. If you did not, explain to us how you considered the above triggering factors in your analysis of the U.S. GAAP literature when you determined not to perform an interim goodwill impairment test.

20.   You disclose in your June 20, 2011 press release furnished in a Form 6-K filed on that date that you expect the sale of your U.S. regional retail banking operations will result in an estimated after-tax loss of C$1.6 billion under Canadian GAAP, which includes an estimated goodwill write-off of C$1.3 billion (C$1.4 billion pre-tax). Please tell us the amount of the expected loss on sale and amount of goodwill write-off for U.S. GAAP purposes. Provide us with a timeline of the negotiations of the transaction terms that

clearly explains whether you had an indication that there would be a significant loss on the sale of the business which might indicate that goodwill was impaired when you filed the 6-K presenting your interim results on May 27, 2011.

<u>Note 17: Reconciliation of Canadian and United States generally accepted accounting principles, page 52</u>

21.   We note your disclosure on page 64 that you adopted ASU 2010-20 effective November 1, 2010 and that you included the impaired loans disclosures note four. Please address the following related to your ASU 2010-20 disclosures either here or in your Canadian GAAP Financial Statement disclosures in future filings:

- Provide us and revise to disclose a breakdown of the loan portfolio by segment and class.

- The amount of any purchases, sales or reclassifications of loans to held for sale (310-10-50-11B(e) and (f));

- Revise your allowance for credit losses tabular disclosure to segregate the recorded investment in financing receivables at the end of each period related to each balance in the allowance for credit losses by the following impairment methodology, as applicable:

    o Amounts collectively evaluated for impairment (determined under Subtopic 450-20);
    o Amounts individually evaluated for impairment (determined under Section 310-10-35); and
    o Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

- By <u>class</u> of financing receivable disclose the following for your impaired loans:

    o The amount of the recorded investment for which there is a related allowance for credit losses determined in accordance with Section 310-10-35;
    o The amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with Section 310-10-35;
    o The average recorded investment during the period in impaired loans; and
    o The related amount of interest income recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director